SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 3 2008
DIVISION OF MARKET REGULATION

U
SECURITIES A
Wasl

08031370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OM

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SEC FILE NUMBER
8-42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Clark & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver & Tidwell LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 7 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HAMILTON CLARK & CO.

FINANCIAL REPORT

DECEMBER 31, 2007 AND 2006

6\23

CONTENTS

WEAVER AND TIDWELL L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of Hamilton Clark & Co.

We have audited the accompanying statements of financial condition of Hamilton Clark & Co. (a Delaware corporation) (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton Clark & Co. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
March 14, 2008

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

HAMILTON CLARK & CO.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 52,659	$ 33,097
Investments, at fair value	54,606	171,493
Accounts receivable, net of allowance for doubtful accounts of $1,945 and $7,500 at December 31, 2007 and 2006, respectively	13,705	2,985
TOTAL ASSETS	$ 120,970	$ 207,575

LIABILITIES

	2007	2006
Accounts payable	$ 2,519	$ 6,348
TOTAL LIABILITIES	2,519	6,348
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	339,039	339,039
Due from related party	(24,815)	-
Retained deficit	(195,774)	(137,813)
TOTAL STOCKHOLDER'S EQUITY	118,451	201,227
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 120,970	$ 207,575

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Consulting and advisory fees, net	$ 601,419	$ 157,807
Other income	35,000	-
Total revenues	636,419	157,807
OPERATING EXPENSES		
Management services	-	268,000
Employee compensation and benefits	373,995	-
Occupancy, operating and overhead costs	259,721	31,837
Total operating expenses	633,716	299,837
Operating income (loss)	2,703	(142,030)
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS		
Realized gain (loss) on investments	(20,214)	3,676
Unrealized loss on investments	(40,450)	(60,735)
Net realized and unrealized loss on investments	(60,664)	(57,059)
Loss before provision for income taxes	(57,961)	(199,089)
Income tax benefit	-	8,393
Net loss	$ (57,961)	$ (190,696)

The Notes to Financial Statements are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common stock	Additional paid in capital	Due from Related Party	Retained Earnings (Deficit)	Total Stockholder's Equity
BALANCE, December 31, 2005	$ 1	$ 209,245	$ -	$ 52,883	$ 262,129
Capital contributions	-	129,794	-	-	129,794
Net loss	-	-	-	(190,696)	(190,696)
BALANCE, December 31, 2006	1	339,039	-	(137,813)	201,227
Issuance of advance to related party	-	-	(24,815)	-	(24,815)
Net loss	-	-	-	(57,961)	(57,961)
BALANCE, December 31, 2007	$ 1	$ 339,039	$ (24,815)	$ (195,774)	$ 118,451

The Notes to Financial Statements
are an integral part of this statement.

HAMILTON CLARK & CO.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (57,961)	$ (190,696)
Adjustments to reconcile net loss from operations to net cash provided by operating activities:		
Noncash items included in net loss:		
Capital contribution for management fees by VCA - Note 5	-	129,794
Member ownership interest received for advisory services	(19,109)	
Unrealized loss on investment	40,450	60,735
Realized loss on investment	20,214	-
Proceeds from sale of investments	75,332	-
Changes in working capital assets and liabilities:		
Accounts receivable	(10,720)	(2,985)
Accrued advisory fees	-	6,250
Accrued reimbursables	-	1,076
Accounts payable	(3,829)	6,198
Income taxes payable	-	(506)
Deferred taxes	-	(8,500)
Net cash provided by operating activities	44,377	1,366
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of loan to related party	(24,815)	-
Net cash used in financing activities	(24,815)	-
INCREASE IN CASH AND CASH EQUIVALENTS	19,562	1,366
CASH AND CASH EQUIVALENTS, beginning of year	33,097	31,731
CASH AND CASH EQUIVALENTS, end of year	$ 52,659	$ 33,097

Supplemental disclosure of noncash investing and financing activities:

Capital contribution for management fees by VCA - Note 5	$ -	$ 129,794
Member ownership interest received for advisory services	$ 19,109	$ -

The Notes to Financial Statements are an integral part of this statement.

NOTE. 1 ORGANIZATION AND OPERATIONS

Hamilton Clark & Co. (formerly Dominion Financial Securities Company) (the Company) was incorporated in Delaware on January 24, 1990. During March 2004, Venture Capital Advisors, LLC acquired Dominion Financial Securities Company as a wholly-owned subsidiary under a purchase buyout agreement from Dominion Financial Partners, L.L.C. In March 2004, an amendment was approved to change the name of the Company to Hamilton Clark & Co.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Effective February 14, 1996, the National Association of Securities Dealers (NASD), now FINRA, granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, which effectively limited the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while investment banking fees are recognized upon consummation of a transaction. In 2007, the Company received a one time special benefit from the National Association of Securities Dealers (NASD) totaling $35,000 as a benefit from the consolidation of the NASD and the New York Stock Exchange Member Regulation.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Statement of Cash Flows

For the purpose of reporting cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment securities are valued at fair value. Non readily marketable securities are valued at fair value based on management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed, and may change materially in the near term. The increase or decrease in unrealized gain or loss is included in the statement of operations.

NOTE 3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Collateral is not required for credit extended to the Company's customers. Major customers are defined as those comprising more than 10% of the Company's annual revenue. The percentage of revenues from major customers for the year ended December 31, 2007 and percentage of receivables due from major customers as of December 31, 2007 are as follows:

	Revenues	Receivables
Customer A	24%	0%
Customer B	21%	0%
Customer C	15%	100%
Customer D	15%	0%
Customer E	10%	0%
Total	85%	100%

The percentage of revenues from major customers for the year ended December 31, 2006 and percentage of receivables due from major customers as of December 31, 2006 are as follows:

	Revenues	Receivables
Customer F	50%	0%
Customer G	26%	100%
Customer H	22%	0%
Total	98%	100%

The Company holds ownership units in Company B with a fair value of $5,720 at December 31, 2007.

The Company holds common stock in Customer F with a fair value totaling $48,886 and $171,493 at December 31, 2007 and 2006, respectively.

Additionally, the Company maintains its cash account primarily in one financial institution. At times, the amounts on deposit may be in excess of the FDIC insured limits.

NOTE 4. INVESTMENT

On January 31, 2005, the Company received 1,011,906 shares of common stock of a foreign entity as payment of an investment banking fee for completing a merger transaction. During 2005, the Company sold 80% of the common stock shares received while the remaining 20% were subject to restrictions on resale or transfer and were held in escrow until July 2006. The Company sold half of its remaining shares in 2007. The Company received 265 member units of a privately held development stage entity during 2007 in exchange for financial advisory and investment banking services. The Company's management believes the fair value of these units is the book value of the entity due to the development stage of the entity. The Company also owns interest in other development stage entities which the Company has determined to have no value at December 31, 2007.

The following is a summary of the investment as of December 31, 2007.

	Cost	Net Unrealized Loss	Market Value
Common stock of publicly traded foreign entity	$ 96,288	$ 47,402	$ 48,886
Member units in development stage entity	19,109	13,389	5,720
Total	$ 115,397	$ 60,791	$ 54,606

The following is a summary of the investment as of December 31, 2006.

	Cost	Net Unrealized Loss	Market Value
Common stock of publicly traded foreign entity	$ 191,834	$ 20,341	$ 171,493

Net unrealized loss on investments for the years ended December 31, 2007 and 2006 on the above investment securities was $40,450 and $60,735, respectively.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital is .05 to 1 and the net capital of $50,140 exceeds the minimum net capital required of $5,000.

NOTE 6. RELATED-PARTY TRANSACTIONS

The Company maintains its offices in the same physical facilities as those of the parent company, Venture Capital Advisors, LLC ("VCA"). In 2006, the parent company had a management agreement with the Company to provide management and office services. The parent company paid director's compensation, regulatory filing fees and other general and administrative expenses on behalf of the Company. During 2006, the Company was charged $268,000 for these services. The parent company waived $129,794 of these fees during 2006, as additions to contributed capital. Effective January 1, 2007, the management agreement with VCA was terminated and the Company paid all of its own operating expenses. As of December 31, 2007, VCA owed the Company approximately $25,000 for funds forwarded to VCA in 2007 to repay a member loan. Since the repayment of this loan is uncertain, the amount has been recorded as a reduction of the Company's shareholder's equity.

NOTE 7. INCOME TAXES

The provision for income taxes consists of current and deferred taxes and differs from amounts that would be calculated by applying federal statutory rates to income before taxes, due to the effect of nontaxable and nondeductible items.

Income tax benefit consists of the following:

	2007	2006
Current	$ -	$ -
Deferred	-	8,393
Total benefit	$ -	$ 8,393

At December 31, 2007 and 2006, deferred tax assets have been recognized for the following temporary differences in tax and financial accounting for:

	2007	2006
Nondeductible management fee expenses from 2005	$ -	$ 27,000
Allowance for uncollectible accounts	300	-
Net operating loss carryforward	5,500	4,000
Unrealized loss on investments	9,100	3,000
Net deferred tax asset	$ 14,900	$ 34,000

The deferred tax asset has been offset with a valuation allowance of $14,900 and $34,000 as of December 31, 2007 and 2006, respectively. At December 31, 2007, the Company had a net operating loss carryforward of approximately $37,000 which will expire in 2026.

NOTE 8. COMMITMENTS

Lease Commitments

The Company leases its office space under an operating lease. At December 31, 2007, future minimum rental commitments under the lease were as follows:

Year ending December 31,	
2008	$ 28,146

Rent expense totaled approximately $25,600 for the year ended December 31, 2007.

NOTE 9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2007 and 2006, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 10. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 11. NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FAS 157 is effective to the Company beginning in fiscal year 2008. The Company does not believe the adoption of FAS 157 will have a material impact on the amounts reported in the financial statements

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1)	$ 118,451	3480
2.	Deduct ownership equity not allowable for Net Capital				(	3490
3.	Total ownership equity qualified for Net Capital				118,451	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B. Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities				118,451	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Note)	68,311	3540			
	B. Secured demand note deficiency	-	3590			
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D. Other deductions and/or charges	-	3610		68,311	3620
7.	Other additions and/or allowable credits (List)				-	3630
8.	Net capital before haircuts on securities positions				50,140	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):					
	A. Contractual securities commitments	$ -	3660			
	B. Subordinated securities borrowings	-	3670			
	C. Trading and investment securities:					
	1. Exempted securities	-	3735			
	2. Debt securities	-	3733			
	3. Options	-	3730			
	4. Other securities	-	3734			
	D. Undue Concentration	-	3650			
	E. Other (List)	-	3736		-	3740
10.	Net Capital			(3)	$ 50,140	3750

SEE ATTACHED

(1) AMOUNT DOES NOT AGREE WITH AMOUNT OF EQUITY PER FOCUS REPORT DUE TO THE FOLLOWING:

OWNERSHIP EQUITY FROM AUDITED STATEMENT	$ 118,451
RECLASS LOAN TO VCA AGAINST EQUITY	24,815
UNREALIZED LOSS ON INVESTMENTS AT FAIR VALUE	1,059
ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS	1,945
TOTAL ADJUSTMENTS	27,819
EQUITY FROM FOCUS REPORT	$ 146,270

(2) AMOUNT DOES NOT AGREE WITH AMOUNT OF NONALLOWABLE ASSETS PER FOCUS REPORT DUE TO THE FOLLOWING:

NONALLOWABLE ASSETS FROM AUDITED STATEMENT	$ 68,311
RECLASS LOAN TO VCA AGAINST EQUITY	24,815
UNREALIZED LOSS ON INVESTMENTS AT FAIR VALUE	1,059
ADJUSTMENT FOR UNCOLLECTIBLE ACCOUNTS	1,945
NONALLOWABLE ASSETS FROM FOCUS REPORT	$ 96,130

(3) NET CAPITAL RECONCILIATION

CAPITAL - PER FOCUS REPORT	$ 50,140
LESS ADJUSTMENTS	-
AUDITED NET CAPITAL	$ 50,140

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ -	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 45,140	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 49,888	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			-	3790
17. Add:				
A. Drafts for immediate credit	$ -	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810		
C. Other unrecorded amounts (List)	$ -	3820	$ -	3830
19. Total aggregate indebtedness			$ 2,519	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			0%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			0%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT - N/A

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) $	N/A	3880
24. Net capital requirement (greater of line 22 or 23) $	N/A	3760
.25 Excess net capital (line 10 less 24) $	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 $	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: HAMILTON CLARK & CO. as of DECEMBER 31, 2007

Exceptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		x	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Hamilton Clark & Co., conditions of the Company's exemption from Rule 15c3-3 were complied for the year ended December 31, 2007.

WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Hamilton Clark & Co.

In planning and performing our audit of the financial statements and supplemental schedules of Hamilton Clark & Co. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673
WWW.WEAVERANDTIDWELL.COM
AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and we communicated them in writing to management and those charged with governance on March 14, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
March 14, 2008

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